As filed with the Securities and Exchange Commission on June 28, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

KIMCO REALTY CORP. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corp. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Melville, New York

June 28, 2012

KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2011 and 2010

	December 31, 2011	December 31, 2010

Assets:

Investments at Fair Value (see Note 4)	$47,077,052	$48,521,742

Notes Receivable:
Loans to participants	851,788	740,616

Assets reflecting investments at fair value	47,928,840	49,262,358

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,865	104,037

Assets available for benefits	$47,935,705	$49,366,395

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Years ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010

Additions:
Investment activities:
Net (depreciation)/appreciation in fair value of investments	$(3,336,411)	$4,418,955
Interest and dividends	1,630,100	1,151,426
Investment (loss)/income	(1,706,311)	5,570,381

Contributions:
Participant	3,683,299	3,655,275
Rollovers	411,449	418,196
Employer	1,909,020	1,937,565
Total contributions	6,003,768	6,011,036

Other income:
Participant loan interest	37,524	39,687

Transfers (out)/in (see note 8):	(1,899)	41,968

Total increase	4,333,082	11,663,072

Deductions:
Benefits paid to participants	(5,763,772)	(3,442,432)

Net (decrease)/increase	(1,430,690)	8,220,640

Assets available for benefits:
Beginning of period	49,366,395	41,145,755

End of period	$47,935,705	$49,366,395

The accompanying notes are an integral part of these financial statements.

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service each calendar year ($16,500 in 2011 and 2010). Those who were age 50 or older during 2011 may take advantage of a higher pre-tax contribution limit of $22,000 (the limit for 2010 was also $22,000). Participants have the option to make changes to their percentage contribution election daily.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  All matching contributions by the Company are deposited in the traditional pre-tax account.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the years ended December 31, 2011 and 2010.  All Company contributions are invested based upon participant account elections.

Effective May 1, 2011, the Roth 401(k) feature was introduced to the Plan.  This feature enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most state) distributions on both participant contributions and related earnings at retirement.  Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

Effective January 1, 2009, the Plan was amended to adopt a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $245,000 for 2011 and 2010, as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the twenty-four mutual funds or Kimco Realty Company Stock Fund offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable – Participants may borrow from their fund accounts an amount aggregating the lesser of 50% of their total account balance or $50,000.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The Plan allows for a participant to have two loans outstanding at one time.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 0.5% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rate for loans outstanding at December 31, 2011 and 2010 ranged from 4.25% to 9.25%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.

Fair Value

As described in the Financial Accounting Standards Board’s (“FASB”) guidance for Net Assets Available for Benefits, investment contracts held by a defined contribution plan are required to be reported at fair value.  The Plan invests in investment contracts through its investment in the Fixed Fund Institutional, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the guidance, the Plan adjusted the investment’s fair value to its contract value on the statements of net assets available for benefits as of December 31, 2011 and 2010.  The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund.  There are also no restrictions on the Net Asset Value (“NAV”) price or its equivalent.  (See footnote 4 for additional disclosure).

Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

In December 2011, the FASB released ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011-11 is not expected to have a material impact on the Company’s financial statement disclosures.

3.

ASSETS HELD FOR INVESTMENT PURPOSES:

For the years ended December 31, 2011 and 2010 The Hartford (“Hartford”) served as trustee of the Plan.  The fair value of the following investments represent 5% or more of the Plan’s assets available for benefits at December 31, 2011 and 2010:

		12/31/11		12/31/10

Kimco Realty Company Stock Fund		$4,400,636		$4,834,928
MFS Bond Fund - A		$3,242,215		$5,121,997
MFS Fixed Fund Institutional		$4,284,004		$4,321,513
Davis New York Venture Fund - A		$2,755,554		$2,828,369
American Funds Growth Fund - A		$3,732,030		$4,020,672
MFS Research International Fund		$2,906,441		$4,110,286
Mutual Qualified Fund - A		$3,576,307		$3,757,682
Henderson International Opportunity Fund - A	$	(a)		$2,641,809
Janus Balanced -A		$3,713,174	$	(a)

(a)  Amount was below 5% threshold for this period

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) (depreciated)/appreciated in value as follows for the Plan years ended December 31, 2011 and 2010:

	12/31/11	12/31/10

Mutual Funds	$(2,878,303)	$3,304,864
Common Stock	(458,108)	1,114,091
	$(3,336,411)	$4,418,955

4.

FAIR VALUE MEASUREMENTS:

The Plan follows the FASB’s Fair Value Measurements and Disclosures guidance relating to financial assets and liabilities.  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2011:

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$922,213	$922,213	$-	$-
Balanced Funds	3,713,174	3,713,174	-	-
Bond Funds	6,708,575	6,708,575	-	-
Domestic Stock	20,425,790	20,425,790	-	-
International Stock	6,622,660	6,622,660	-	-
Kimco Realty Company Stock Fund	4,400,636	4,400,636	-	-
Common Collective Trust Fund	4,284,004	-	4,284,004	-
Total Assets	$47,077,052	$42,793,048	$4,284,004	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2010:

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$834,020	$834,020	$-	$-
Balanced Funds	2,060,349	2,060,349	-	-
Bond Funds	7,768,042	7,768,042	-	-
Domestic Stock	20,758,089	20,758,089	-	-
International Stock	7,944,801	7,944,801	-	-
Kimco Realty Company Stock Fund	4,834,928	4,834,928	-	-
Common Collective Trust Fund	4,321,513	-	4,321,513	-
Total Assets	$48,521,742	$44,200,229	$4,321,513	$-

The Plan’s valuation methodology used to measure the fair values of money market funds and common stock fund were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.  The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Plan had no investments classified within the Level 3 of the valuation hierarchy as of December 31, 2011 and 2010.

5.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

6.

TAX STATUS:

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan has received a favorable opinion letter, dated March 31, 2008, from the Internal Revenue Service which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

7.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.  Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by Hartford (the Plan’s trustee).  These investments, as well as participant loans, qualify as a permitted party-in-interest transactions as defined by ERISA.

8.

PLAN MERGERS:

The following plans have merged into the Plan during the year ended December 31, 2010:

Effective Date	Plan Name	Amount
June 1, 2010	Price Legacy Corp. Inc. 401(K) Retirement Plan & Trust	$41,968

KIMCO REALTY CORP. 401(k) PLAN

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2011)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value
American Century Investments	American Century Heritage-A (71,497 units)	$1,361,286
RidgeWorth	Ridgeworth Clas Mid-Cap Val Eq-A (93,039 units)	907,119
PIMCO	Pimco Real Return Fund-A (99,780 units)	1,176,377
*MFS Corporate Plans Services	MFS Bond Fund – A (240,165 units)	3,242,215
*MFS Corporate Plans Services	MFS Fixed Fund Institutional (4,290,869 units) (1)	4,290,869
Dreyfus	Dreyfus Strategic Value – A (75,768 units)	2,009,069
*MFS Corporate Plans Services	MFS Research International Fund - A (218,212 units)	2,906,441
Van Kampen Investments	Invesco Van Kampen Small Cap Growth Fund – A (113,453 units)	1,092,530
Franklin Templeton Investments	Mutual Qualified Fund - A (221,856 units)	3,576,307
Davis Funds	Davis New York Venture Fund - A (84,791 units)	2,755,554
American Funds Group	American Funds Growth Fund - A (129,908 units)	3,732,030
AEW Capital Management	AEW Real Estate A (24,229 units)	425,924
Henderson Global Investors	Henderson International Opportunity – A (87,241 units)	1,557,244
*Kimco Realty Corporation	Kimco Realty Company Stock Fund (214,014 units)	4,400,636
Fred Alger Management, Inc.	Alger Capital Appreciation – I (86,285 units)	1,702,370
DWS Dream Funds	DWS Equity 500 Index Fund – S (5,481 units)	773,076
Franklin Templeton Investments	Franklin Strategic Income Fund – A (157,667 units)	1,590,854
*MFS Corporate Plans Services	MFS Lifetime 2010 Fund – A (2,502 units)	28,970
*MFS Corporate Plans Services	MFS Lifetime 2020 Fund – A (27,872 units)	298,506
*MFS Corporate Plans Services	MFS Lifetime 2030 Fund – A (32,996 units)	330,621
*MFS Corporate Plans Services	MFS Lifetime 2040 Fund – A (26,896 units)	264,116
Columbia Wagner Asset Manager	Columbia Acorn International – A (63,227 units)	2,158,975
Janus Capital Group, Inc.	Janus Balanced – A (151,745 units)	3,713,174
Janus Capital Group, Inc.	Perkins Small Cap Value – A (44,966 units)	914,148
Franklin Templeton Investments	Templeton Global Bond Fund – A (151,150 units)	1,875,506
*Participant Loans	Participant loans (at rates ranging from 4.25% to 9.25% and terms of maturity ranging from 1 to 10 years at time of issuance)	851,788
		$47,935,705

See accompanying independent auditor’s report

*    Denotes a party-in-interest as defined by ERISA

(1)  At contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of June, 2012.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer